U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|X|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Clearwater Fund IV Ltd.
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   (Last)               (First)                 (Middle)

   CITCO Building, Wickhams Cay
   P.O. Box 662
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                                    (Street)

   Road Town Tortola,
   British Virgin Islands
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Monterey Pasta Company - PSTA

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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   December 28, 1997
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5. If Amendment, Date of Original (Month/Year)

                    (1)
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          11/13/97       P4(3)              37,037   A      $1.6977                 D
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Common Stock                          12/5/97         S4                33,500   D      $1.2744
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Common Stock                          12/8/97         C4               108,108   A      $1.11                   D
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Common Stock                          12/8/97         S4                31,000   D      $1.656
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Common Stock                          12/9/97         S4                16,700   D      $1.1062
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Common Stock                          12/11/97        S4                19,500   D      $1.0129
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Common Stock                          12/12/97        S4                17,500   D      $0.9396
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Common Stock                          12/15/97        S4                26,945   D      $0.9087
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Common Stock                          12/15/97        S4                23,255   D      $0.9088
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Common Stock                          12/16/97        S4                72,400   D      $0.8323
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Common Stock                          12/17/97        S4                 2,000   D      $0.8450
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Common Stock                          12/17/97        S4                67,000   D      $0.8828
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Common Stock                          12/18/97        C4             4,000,000   A      $0.72                   D
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Common Stock                          12/19/97       P(4)               49,500   A      $1.5608                 D
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Common Stock                          12/22/97       P(4)               53,200   A      $1.5382                 D
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Common Stock                          12/23/97       P(4)               21,000   A      $1.5136                 D
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Common Stock                          12/24/97       P(4)               14,200   A      $1.5118                 D
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Common Stock                          12/26/97       P(4)               30,000   A      $1.7019  4,003,245      D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series A
Convertible                                                                    Common
Preferred Stock      (5)              3                      11/1/96  8/1/98   Stock       (5)                      D3
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Series A
Convertible                                                                    Common
Preferred Stock      (5)     5/21/97  J4(6)           3,000  11/1/96  8/1/98   Stock       (5)     (6)    -0-
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Series A-1
Convertible                                                                    Common
Preferred Stock      (7)     5/21/97  J4(6)     3,000          (7)    3/21/99  Stock       (7)     (6)              D
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Series A-1
Convertible                                                                    Common
Preferred Stock     $1.11    12/8/97  C4                120    (7)    3/21/99  Stock     108,108
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Series A-1
Convertible                                                                    Common
Preferred Stock     $0.72    12/18/97 C4              2,880    (7)    3/21/99  Stock     4,000,000        -0-
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
Explanation of Responses:

(1) This Statement (i) constitutes the Reporting Person's Annual Statement on Form 5 for the fiscal year ended December 28, 1997 with respect to the securities of the Issuer, and (ii) amends and restates the information contained in the Reporting Person's (A) Form 3 filed as of March 23, 1998 and (B) Form 4 filed as of August 7, 1998, each with respect to the securities of the Issuer.
(2) This report shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Act"), or otherwise, the beneficial owner of any equity securities covered by this statement. In addition, this report shall not be deemed an admission as to the acquisition or disposition of beneficial ownership of any equity securities covered by this statement for purposes of Section 16 of theAct or otherwise.
(3) Such shares of Common Stock were issued to the Reporting Person by the Issuer in lieu of the payment by the Issuer of accrued and unpaid dividends of $50,000 payable pursuant to terms of the Issuer's Series A Convertible Preferred Stock.
(4)   Transaction previously reported by Reporting Person.
(5) Each shares of Series A Convertible Preferred Stock was convertible into shares of Common Stock, subject to certain adjustments and limitations, at a conversion rate equal to the lesser of 80% of the average closing price of Common Stock for the five days immediately preceding conversion and $9.00.
(6) On May 21, 1997, each share of Series A Convertible Preferred Stock was exchanged for a share of the Company's Series A-1 Convertible Preferred Stock.
(7) Each share of Series A-1 Convertible Preferred Stock (the "A-1 Stock") was convertible into shares of Common Stock, subject to certain adjustments and limitations, on or after the date on which the Registration Statement filed by the Issuer with respect to the shares of Common Stock underlying the A-1 Stock was declared effective until two years from the issuance date of the A-1 Stock, at a conversion rate equal to the lesser of 80% of the average closing price of the Common Stock for the five days immediately preceding conversion and $4.40.


CLEARWATER FUND IV LTD.


/s/ Hans Frederic Heye                                          2/24/99
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    Hans Frederic Heye, Director                                 Date
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.